

April 7, 2015

Via E-mail
Robert B. McIntosh
General Counsel
Rome-Milan Holdings, Inc.
504 Thrasher Street
Norcross, GA 30071

> **Re: Rome-Milan Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 10, 2015**
> **File No. 333-202643**

Dear Mr. McIntosh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 Filed March 10, 2015

General

1. Please advise us of your consideration of the position expressed in SEC Release No. 34-14699 (April 24, 1978) and relevant no-action positions involving cash option mergers with similar cash/stock election features. In this regard, given that RockTenn shareholders will not make their election at the same time that they vote, please address how the structure of your election compares to no-action positions issued by the staff involving similar circumstances (i.e., Entergy Corporation (November 13, 1992)).

RockTenn Proposal 1 and MWV Proposal 1: The Adoption of the Combination Agreement, page 48

Certain Governance Matters Following the Combination, page 126

2.   With respect to each person who will serve as a director or executive officer of the registrant, please provide the information required by Item 18(a)(7) of Form S-4. To the extent that you intend to incorporate any such information by reference to MWV's annual report on Form 10-K for the fiscal year ended December 31, 2014, we note that such Form 10-K incorporates by reference its Part III information from MWV's 2015 definitive proxy statement, which is not yet filed. For guidance, refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations, at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

The Combination Agreement, page 143

Merger Consideration, page 144

3.   We note that the RockTenn shareholders may elect to receive (1) one share of Holdings common stock or (2) an amount of cash based on the market price of RockTenn's Class A common stock on the New York Stock Exchange for the consecutive period over the five trading days immediately preceding the third trading day prior to the effective time of the combination, subject to the limitation that RockTenn shareholders will not hold more than 49.9% of the issued and outstanding shares of Holdings common stock immediately following the effective time of the merger. We also note your disclosure that the combination agreement provides for adjustments to and reallocation of the stock and cash elections made by RockTenn shareholders. Please add to this section a sensitivity analysis, including illustrative tables, that discloses a reasonable range of shares issuable and cash payable as a result of these variables, and clearly sets forth all underlying assumptions. Please ensure that such tables also illustrate an outcome in which the stock election would allow cash and stock to be provided without adjustments. Finally, please disclose the approximate value of RockTenn consideration based on the trading price of RockTenn shares as of the latest practicable date for each of the scenarios.

4.   Please advise us of whether you have considered providing shareholders with a 1-800 number that they may call in order to obtain hypothetical information on what they individually could obtain up through the election deadline based on submissions as of the latest practicable date and assuming the average price of RockTenn common stock during a period of five trading days ending on the third trading day prior to the election deadline.

Comparison of Rights of Holdings Stockholders, RockTenn Stockholders, and MWV Stockholders, page 181

5.   Please advise us of the consideration you may have given as to whether any material changes described in the section entitled "Comparison of Rights of Holdings Stockholders, RockTenn Shareholders and MWV Stockholders" should be unbundled under Rule 14a-4(a)(3). In your analysis, please set forth your consideration of the differences between the rights of RockTenn and MeadWestvaco shareholders and Rome-Milan Holdings stockholders that separately attributes the reason for each change to either a Delaware law requirement or technical changes that are immaterial, as appropriate. Please also tell us of your consideration of, and provide a similar analysis with respect to, the exclusive forum provision reflected in the registrant's bylaws.

6.   We note the "Exclusive Forum" provision in Section 7.8 on page H-18 of your Form of Bylaws. Please disclose such provision in the context of the comparison of stockholder rights. In that regard, we note that no such provision existed in RockTenn's Bylaws.

Exhibits

7.   Please file all omitted exhibits, including the legality and tax opinions.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Andrew R. Thompson